

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 7, 2024

Chee Hui Law
Chief Financial Officer
CCSC Technology International Holdings Limited
1301-03, 13/f Shatin Galleria, 18-24 Shan Mei St
Fotan, Shatin
Hong Kong

      Re: CCSC Technology International Holdings Limited
          Form 20-F for Fiscal Year Ended March 31, 2024
          File No. 001-41919

Dear Chee Hui Law:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                               Sincerely,

                               Division of Corporation Finance
                               Office of Finance